UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2020

Commission File Number 001-39360

SKILLFUL CRAFTSMAN EDUCATION

TECHNOLOGY LIMITED

  (Translation of registrant’s name into English)

Floor 4, Building 1, No. 311, Yanxin Road
Huishan District, Wuxi
Jiangsu Province, PRC 214000

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Effective July 29, 2020 (the “Effective Date”), the audit committee of the board of directors of Skillful Craftsman Education Technology Limited (the “Company”) dismissed BDO China Shu Lun Pan Certified Public Accountants LLP (“BDO”) as the Company’s independent registered public accounting firm.

BDO previously issued reports on the Company’s consolidated financial statements for the fiscal years ended March 31, 2018 and 2019. Such audit reports did not contain an adverse opinion or disclaimer of opinion and were not qualified or modified as to uncertainty, audit scope, or accounting principles. During the fiscal years ended March 31, 2018 and 2019 and through the Effective Date, BDO did not inform the Company that there were (i) any disagreements between the Company and BDO on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreement, if not resolved to the satisfaction of BDO, would have caused BDO to make reference thereto in their reports on the consolidated financial statements for such years, and (ii) any reportable events as that term is defined in Item 16F a)(1)(v) of Form 20-F.

Effective July 29, 2020 (the “Effective Date”), the audit committee of the board of directors of the Company approved the appointment of Thayer O’Neal Company, LLC (“Thayer”) as its new independent registered public accounting firm for the audit of the fiscal year ended March 31, 2020 and to issue an audit report.

During the Company’s two most recent fiscal years and in the subsequent interim period through the Effective Date, the Company has not consulted with Thayer regarding either (i) the application of accounting principles to a specified transaction, either completed or proposed, or the type of audit opinion that might be rendered on the Company’s consolidated financial statements, and neither a written report nor oral advice was provided to the Company that Thayer concluded was an important factor considered by the Company in reaching a decision as to the accounting, auditing or financial reporting issue; or (ii) any matter that was either the subject of a disagreement (as defined in Item 304(a)(1)(iv) of Regulation S-K and the related instructions) or a reportable event (as described in Item 304(a)(1)(v) of Regulation S-K).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SKILLFUL CRAFTSMAN EDUCATION TECHNOLOGY LIMITED
(registrant)

Dated: August 7, 2020	By:	/s/ Xiaofeng Gao
Xiaofeng Gao
Chief Executive Officer and Chairman of the Board of Directors